PRICING SUPPLEMENT NO. AIG-FP-40	FILED PURSUANT TO RULE 424(b)(2)
DATED OCTOBER 30, 2007	REGISTRATION NOS. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
MUNICIPAL INDEX LINKED RANGE ACCRUAL NOTES
DUE NOVEMBER 1, 2022

Principal Amount: U.S.$25,000,000	Issue Date: November 1, 2007

Agents’ Discount or Commission: None	Stated Maturity Date: November 1, 2022

Net Proceeds to Issuer: U.S.$25,000,000	Interest Rate: For the period from and including the Issue Date to but excluding May 1, 2008: 8.80% per annum.

For each Interest Accrual Period from and including the Interest Accrual Period commencing on May 1, 2008 to and including the Interest Accrual Period ending on November 1, 2022, the interest rate will be the per annum rate determined as follows:
8.80% times N/M;

in each case, where “N” is the total number of calendar days in the applicable Interest Accrual Period on which the Ratio Accrual Condition or the LIBOR Accrual Condition is satisfied; and “M” is the total number of calendar days in such Interest Accrual Period.

Interest Payment Dates: Semi-annually, on each May 1 and November 1, commencing May 1, 2008 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date), subject to adjustment using the Following Business Day Payment Convention.
Interest Accrual Periods: The semi-annual period from and including the Issue Date (in the case of the first Interest Accrual Period) or the previous Period End Date, as applicable, to but excluding the next following Period End Date.

Period End Dates: Semi-annually, on each May 1 and November 1, commencing May 1, 2008 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date), such dates not subject to adjustment whether or not such dates are Business Days.
Ratio Accrual Condition: The Ratio Accrual Condition is satisfied on any calendar day in the applicable Interest Accrual Period on which the Average Ratio calculated in respect of such day is less than or equal to 72%.

LIBOR Accrual Condition: The LIBOR Accrual Condition is satisfied on any calendar day in the applicable Interest Accrual Period on which the Average LIBOR calculated in respect of such day is less than or equal to 4.00%.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QCX4

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations: U.S. $10,000 and multiples of U.S $5,000 in excess thereof.

The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Deutsche Bank Securities Inc.	U.S.$25,000,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) Business Days, at 100% of the Principal Amount, on the Interest Payment Date scheduled to fall on May 1, 2008 and on each Interest Payment Date thereafter (such date, the “Redemption Date”).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Following Business Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day, that date as adjusted will be the first following day that is a Business Day.

“Maturity Date”	The earlier of the Stated Maturity Date or a Redemption Date.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London.

“Observation Day”	Each calendar day in an Interest Accrual Period.

“Reference Period”	With respect to an Observation Day, the six-month period from and including the second Business Day prior to the calendar day that is twenty-six weeks prior to such Observation Day to but excluding the second Business Day prior to such Observation Day.

“Average Ratio”	For any Observation Day, the Average Ratio is calculated by averaging the 26 weekly ratios of the level of the SIFMA® Municipal Swap Index to the level of 3m USD LIBOR (each of which levels, for purposes of the notes, shall take effect every Thursday) occurring within the applicable Reference Period. In calculating the Average Ratio, the first and/or last week of each Reference Period will be given a fractional weighting based upon the number of calendar days after the prior resetting of the SIFMA® Municipal Swap Index and 3m USD LIBOR (i.e., from, and including, the previous Thursday) that fall within the Reference Period.

“Average LIBOR”	For any Observation Day, the Average LIBOR is calculated by averaging the 26 weekly levels of 3m USD LIBOR (which levels, for purposes of the notes, shall take effect every Thursday) occurring within the applicable Reference Period. In calculating the Average LIBOR, the first and/or last week of each Reference Period will be given a fractional weighting based upon the number of calendar days after the prior resetting of 3m USD LIBOR (i.e., from, and including, the previous Thursday) that fall within the Reference Period.

“3m USD LIBOR”	The rate for deposits in U.S. Dollars for a designated maturity of 3 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on each Wednesday (or if such day is not a London business day, on the immediately preceding London business day) within the applicable Reference Period. For purposes of the determination of 3m USD LIBOR, such rate shall take effect on the immediately following Thursday.

“SIFMA® Municipal Swap Index”	The Securities Industry and Financial Markets Association® Municipal Swap Index, as described in this pricing supplement under the heading “The SIFMA® Municipal Swap Index”.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp. (“AIG-FP”)
Examples of Calculation of Interest Rate:
Example 1: Assuming that, during a 180-day Interest Accrual Period commencing on or after May 1, 2008 and ending prior to November 1, 2022, Average LIBOR is less than or equal to 4.00% on every calendar day in such Interest Accrual Period, and the Average Ratio is greater than 72% on every calendar day in such Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate for the applicable Interest Accrual Period would be 8.80% calculated as follows: 8.80% x 180/180 = 8.80% per annum.
Example 2: Assuming that, during a 180-day Interest Accrual Period commencing on or after May 1, 2008 and ending prior to November 1, 2022, Average LIBOR is greater than 4.00% on every calendar day in such Interest Accrual Period, and the Average Ratio is less than or equal to 72% on every calendar day in such Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate for the applicable Interest Accrual Period would be 8.80% calculated as follows: 8.80% x 180/180 = 8.80% per annum.
Example 3: Assuming that, during a 180-day Interest Accrual Period commencing on or after May 1, 2008 and ending prior to November 1, 2022, Average LIBOR is greater than 4.00% on every calendar day in such Interest Accrual Period, and the Average Ratio is greater than 72% on every calendar day in such Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate for the applicable Interest Accrual Period would be 0.00% calculated as follows: 8.80% x 0/180 = 0.00% per annum.
Example 4: Assuming that, during a 180-day Interest Accrual Period commencing on or after May 1, 2008 and ending prior to November 1, 2022, during the first 90 calendar days in such Interest Accrual Period, Average LIBOR is less than or equal to 4.00% and the Average Ratio is greater than 72%, and during the remaining 90 calendar days in such Interest Accrual Period, the Average Ratio is less than or equal to 72% and Average LIBOR is greater than 4.00%, on the applicable Interest Payment Date, the Interest Rate for the applicable Interest Accrual Period would be 8.80% calculated as follows: 8.80% x 180/180 = 8.80% per annum.
Example 5: Assuming that, during a 180-day Interest Accrual Period commencing on or after May 1, 2008 and ending prior to November 1, 2022, on 60 calendar days in such Interest Accrual Period, Average LIBOR is less than or equal to 4.00% and on 60 calendar days in such Interest Accrual Period, 30 days of which overlap with the days on which the Average

LIBOR is less than or equal to 4.00%, the Average Ratio is less than or equal to 72%, on the applicable Interest Payment Date, the Interest Rate for the applicable Interest Accrual Period would be 4.40% calculated as follows: 8.80% x (60 + 60 – 30)/180 = 8.80% x 90/180 = 4.40% per annum.
RISK FACTORS
Investing in the notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 3m USD LIBOR and the SIFMA® Municipal Swap Index and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Limitations on Returns on the notes.
The interest payable on the notes is uncertain, and movements in 3m USD LIBOR and the SIFMA® Municipal Swap Index will affect whether or not and the extent to which you will receive interest on the notes in any Interest Accrual Period.
The maximum Interest Rate on the notes is, at all times, 8.80%. However, for every day during an Interest Accrual Period after May 1, 2008, on which the Average Ratio is greater than 72% and Average LIBOR is greater than 4.00%, the Interest Rate for the related Interest Accrual Period will be reduced, and accordingly, your return for any Interest Accrual Period over the life of the notes could be significantly less than maximum Interest Rate for that Interest Accrual Period. If on every day in an Interest Accrual Period both (i) the Average Ratio is greater than 72% and (ii) Average LIBOR is greater than 4.00%, the Interest Rate for such Interest Accrual Period will be zero.
Historical performance of 3m USD LIBOR and SIFMA® Municipal Swap Index should not be taken as an indication of the future performance of 3m USD LIBOR or the SIFMA® Municipal Swap Index during the term of the notes.
It is impossible to predict whether 3m USD LIBOR and the SIFMA® Municipal Swap Index will increase or decrease. 3m USD LIBOR and the level of the SIFMA® Municipal Swap Index will both be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical performance of 3m USD LIBOR or the SIFMA® Municipal Swap Index should not be taken as an indication of future performance thereof during the term of the notes.
Factors that may affect the level of 3m USD LIBOR and the SIFMA® Municipal Swap Index include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
Please note that historical trends are not indicative of future behavior of 3m USD LIBOR or of the SIFMA® Municipal Swap Index.
Many factors affect the trading value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.
The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the notes given a change in a specific factor, assuming all other conditions remain constant.
The levels of the SIFMA® Municipal Swap Index and 3m USD LIBOR are expected to affect the trading value of the notes. We expect that the trading value of the notes will depend substantially on the number of calendar days on which either (i) the level of the SIFMA® Municipal Swap Index is less than or equal to 72% of 3m USD LIBOR or (ii) 3m USD LIBOR is less than or equal to 4.00%, and future expectations of the number of calendar days on which either (i) the level of the SIFMA® Municipal Swap Index is less than or equal to 72% of 3m USD LIBOR or (ii) 3m USD LIBOR is less than or equal to 4.00%. In general, the value of the notes will increase when (i) the Average Ratio decreases and/or (ii) when the Average LIBOR decreases.
Changes in the volatility of the level of the SIFMA® Municipal Swap Index and 3m USD LIBOR are expected to affect the trading value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the respective levels of the SIFMA® Municipal Swap Index and 3m USD LIBOR increases or decreases, the trading value of the notes may be adversely affected.
Changes in the levels of interest rates are expected to affect the trading value of the notes. We expect that the changes in interest rates will affect the trading value of the notes. Generally, if United States interest rates increase, we expect the trading value of the notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the notes will increase.
Changes in our credit ratings may affect the trading value of the notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the notes. However, because the return on your notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the number of calendar days over the term of the notes on which either (i) the level of the SIFMA® Municipal Swap Index is less than or equal to 72% of 3m USD LIBOR or (ii) 3m USD LIBOR is less than or equal to 4.00%, an improvement in our credit ratings will not reduce the other investment risks related to the notes.
In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the notes of a given change in some of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.
A number of factors can affect the ratio of the level of the SIFMA® Municipal Swap Index to 3m USD LIBOR.
The amount of interest, if any, payable on the notes will depend, in part, on the number of calendar days on which the level of the SIFMA® Municipal Swap Index is less than or equal to 72% of 3m USD LIBOR. A number of factors can affect this ratio by causing changes in the relative values of 3m USD LIBOR and the level of the SIFMA® Municipal Swap Index, including (among others):
Changes in or perceptions about future marginal tax rates. Generally, decreases in, or a perception that there will be decreases in, marginal tax rates are expected to increase the ratio.
Changes or uncertainty with respect to the tax-exempt nature of municipal securities. Generally, changes in the tax laws that have an adverse effect on the tax-exempt nature of municipal securities are expected to increase the ratio.
Changes in the tax treatment of comparable securities. Changes in the tax laws that grant securities other than municipal securities favorable tax treatment to investors may adversely impact market demand for and pricing of municipal securities generally; such a development is expected to increase the ratio.
Relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt.: A relative decline in demand for or an increase in supply of tax-exempt debt caused by factors other than tax rates or other factors negatively impacting pricing of tax-exempt debt could increase the ratio of the level of the SIFMA® Municipal Swap Index to the level of 3m USD LIBOR, to the extent that the level of the SIFMA® Municipal Swap Index increases relative to 3m USD LIBOR as a result of these developments; such other factors include fragmentation in the municipal securities market that can lead to aberrational pricing as well as periods of illiquidity and the possibility of uncertainty with respect to the rights of investors holding these securities.
These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the price you may receive in connection with a sale of the notes prior to maturity.
The SIFMA® Municipal Swap Index is produced by Municipal Market Data (“MMD”), which is not affiliated with us, and we cannot assure you as to the quality of their work or whether they will continue to publish the SIFMA® Municipal Swap Index.
The SIFMA® Municipal Swap Index is produced by a third party source, and we cannot assure you as to the quality of MMD’s work in producing the SIFMA® Municipal Swap Index, including their weekly reset of variable-rate demand obligation (“VRDO”) rates and issues. In addition, we cannot assure you that MMD or a successor will continue to produce the SIFMA® Municipal Swap Index. In the event that the SIFMA® Municipal Swap Index is no longer published, another measure of tax-exempt VRDO rates will be employed in lieu of the SIFMA® Municipal Swap Index values required to calculate the Interest Rate. We cannot assure you that rates used in lieu of the SIFMA® Municipal Swap Index will be accurate assessments of the average tax-exempt VRDO rates that the SIFMA® Municipal Swap Index is currently intended to assess.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their Stated Maturity Date to the extent that the calculation of the Interest Rate results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their Stated Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses.
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. The Agent currently intends to act as market maker for the notes, but it is not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
You will not have any rights with respect to any VRDOs comprising the SIFMA® Municipal Swap Index.
You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any VRDOs underlying the SIFMA® Municipal Swap Index. An investment in the notes does not constitute an investment in any VRDO underlying the SIFMA® Municipal Swap Index. In addition, the interest you earn on the notes, if any, is not tax-exempt.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market maker are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
We may have conflicts of interests arising from our relationships with the Calculation Agent.
You should be aware that AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the number of days on which interest will accrue, and is only required to act in good faith and in a commercially reasonable manner. AIG-FP as Calculation Agent will, among other things, also determine the applicable Interest Rate payment to be made on the notes. Because these determinations by the Calculation Agent will affect the interest payments and the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
THE SIFMA® MUNICIPAL SWAP INDEX
Unless otherwise stated, we have derived all information regarding the Securities Industry and Financial Markets Association® Municipal Swap Index (the “SIFMA® Municipal Swap Index”) (formerly known as the Bond Market Association Municipal Swap Index) provided in this pricing supplement, including its composition, method of calculation and changes in components, from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by the Securities Industry and Financial Markets Association® (“SIFMA®”) and/or Municipal Market Data, a Thomson Financial Services Company (“MMD”). MMD is under no obligation to continue to produce, and may discontinue or suspend the production of, the SIFMA® Municipal Swap Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the SIFMA® Municipal Swap Index.
The SIFMA® Municipal Swap Index was created by SIFMA® and is produced by MMD. The SIFMA® Municipal Swap Index is a weekly high-grade market index comprised of tax-exempt VRDOs from MMD’s database of more than 15,000 active VRDO issues.
The SIFMA® Municipal Swap Index is calculated on a weekly basis, and released to subscribers each Thursday. The actual number of issues that make up the SIFMA® Municipal Swap Index will vary over time as issues mature or are called, converted, or newly issued. In addition, if changes occur which violate the criteria or calculation methods of the SIFMA® Municipal Swap Index, an issue will be dropped. The qualification criteria for the SIFMA® Municipal Swap Index have been established by a subcommittee of SIFMA® (formerly the Bond Market Association). Typically, the SIFMA® Municipal Swap Index has included 650 issues in any given week.
Computation of the SIFMA® Municipal Swap Index
To be eligible for inclusion in the SIFMA® Municipal Swap Index, an issue must meet the following criteria:
(1)	be a weekly reset, effective on Wednesday (no lag resets considered);

(2)	not be subject to Alternative Minimum Tax;

(3)	have an outstanding amount of $10 million or more;

(4)	have the highest short-term rating (VMIG1 by Moody’s or A-1+ by S&P); and

(5)	pay interest on a monthly basis, calculated on an actual/actual basis.
In addition, only one quote per obligor per remarketing agent will be included in the SIFMA® Municipal Swap Index. Issues from all states are eligible for inclusion.
The following are considered in the SIFMA® Municipal Swap Index calculation:
(1)	The standard deviation of the rates is calculated. Any issue falling outside of +/- 1.0 standard deviations is dropped;

(2)	Each participating remarketing agent is limited to no more than 15% of the SIFMA® Municipal Swap Index by an averaging method;
For reference purposes only, the SIFMA® Municipal Swap Index is available on Bloomberg under MUNIPSA INDEX <GO> or through SIFMA® at www.sifma.org.
Discontinuance of the SIFMA® Municipal Swap Index
If the SIFMA® Municipal Swap Index is no longer published, the SIFMA® Municipal Swap Index level will be determined by the Calculation Agent at the appropriate times by reference to the level of the S&P Weekly High Grade Index (formerly the J.J. Kenny Index) maintained by Standard & Poor’s Securities Evaluations Inc. for a 3-month maturity. If the S&P Weekly High Grade Index is no longer available, the SIFMA® Municipal Swap Index level will be the prevailing rate, determined by the Calculation Agent in its sole discretion, for tax-exempt state and local government bonds meeting the then-current criteria of the Securities Industry and Financial Markets Association®.
If the SIFMA® Municipal Swap Index is subsequently revised or amended after its initial publication, such amendment shall not be effective for the purposes of any calculation in respect of the notes except in the event of manifest error.
Historical Data on the SIFMA® Municipal Swap Index
See “Historical Information on the Reference Rates” in this pricing supplement.

Licensing
SIFMA® and AIG have entered, or expect to enter, into a non-exclusive license agreement providing the right to use the SIFMA® Municipal Swap Index owned and published by SIFMA® in connection with certain securities, including the notes.
The notes originate from and are provided by AIG, and are not the responsibility of, associated with, or sponsored, endorsed, sold or promoted by SIFMA®. SIFMA® makes no representation or warranty, express or implied, to the holder of the notes or to any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the fitness of the SIFMA® Municipal Swap Index for any particular use or purpose. SIFMA®’s only relationship to AIG and its subsidiaries, including AIG-FP (other than transactions entered into in the ordinary course of business), is the licensing of certain service marks and trade names of SIFMA® and of the SIFMA® Municipal Swap Index which is determined, composed and calculated by MMD without regard to AIG, its subsidiaries or holders of the notes. SIFMA® has no obligation to take the needs of AIG, its subsidiaries or the holders of the notes into consideration in connection with the publication, determination, composition or calculation of the SIFMA® Municipal Swap Index. SIFMA® is not responsible for and has not participated in the determination of the timing or sale of the notes, prices at which the notes are initially to be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which interest is payable on the notes. SIFMA® has no obligation or liability in connection with the administration, marketing or trading of the notes.
The SIFMA® Municipal Swap Index is calculated using information that MMD considers reliable but neither MMD nor SIFMA® represents that the SIFMA® Municipal Swap Index is accurate or complete and it should not be relied upon as such by AIG, AIG-FP, the trustee of the indenture under which the notes are offered or holders of the notes. In addition, the methodology used to calculate the SIFMA® Municipal Swap Index may change from time to time, and SIFMA® reserves the right to discontinue publication of the SIFMA® Municipal Swap Index at any time. In no event shall SIFMA® have any liability to AIG, its subsidiaries and holders of the notes or any other third party for damages of any kind incident to the use of the SIFMA® Municipal Swap Index.
ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.
HISTORICAL INFORMATION ON THE REFERENCE RATES
The following graph sets forth the historical levels of 3m USD LIBOR, the SIFMA® Municipal Swap Index and the ratio of the SIFMA® Municipal Swap Index to 3m USD LIBOR for the years indicated. You should not take the past performance of 3m USD LIBOR, the SIFMA® Municipal Swap Index or the ratio of the SIFMA® Municipal Swap Index to 3m USD LIBOR as an indication of future performance.

Source: Bloomberg L.P. (without independent verification)
Source: Bloomberg L.P. (without independent verification)

Source: Bloomberg L.P. (without independent verification)

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
For the reasons described below, we believe that the notes should be characterized as “variable rate” notes for U.S. federal income tax purposes and we intend to treat the notes as such. For a summary of the material U.S. federal income tax consequences of owning variable rate notes, please see the description under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus supplement.
This conclusion is based on our judgment that (i) the initial rate of 8.80% is a reasonable approximation of the amount of interest that would have been payable on the notes had the rate for the initial period been determined using the interest rate formula in effect for the Interest Accrual Period starting from and including May 1, 2008 (such approximation, a “Reasonable Approximation”), and (ii) there is no significant “front-loading” or “back-loading” of interest, as discussed below.
Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information, after taking into account the Reasonable Approximation), unless the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. We believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the existence of our option to call the notes should be taken into account in determining whether the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. Taking into account that option, we do not expect there to be significant “front-loading” or “back-loading” of interest payments on the notes, and the notes would qualify as “variable rate notes.”

You should be aware that our expectations regarding the Reasonable Approximation and “front-loading” and “back-loading” of interest are only applicable for purposes of determining the tax treatment of your notes. We are not making any representation or prediction regarding the actual amount of interest that may be payable on your note, and we are under no obligation to call, and we are not making any promise or representation that we will call, the notes prior to their Stated Maturity Date.
Alternatively, if the initial fixed interest rate of 8.80% is not a Reasonable Approximation or if the notes were found to have significant front-loading or back-loading of interest, it is possible that your notes could be characterized as contingent payment obligations subject to rules described under the heading “United States Taxation — United States Holders — Original Issue Discount — Notes Subject to the Contingent Payment Obligation Rules” in the accompanying prospectus supplement. In that case, among other differences, as more completely described in the prospectus supplement, United States Holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.
GENERAL INFORMATION
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.